FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒        Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                           ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Equity investment of the International Finance Corporation in Finansbank’s share capital

The National Bank of Greece (NBG) and the International Finance Corporation (IFC) announced today the signing of an agreement pursuant to which the IFC will acquire from NBG a stake of up to 5% of the ordinary shares of Finansbank A.S. (Turkey).

Transfer of shares and IFC’s equity investment will be effected following the completion of the mandatory public tender offer by NBG to minority investors in Finansbank, which was launched on January 8th, 2007 and will close on January 29th, 2007. NBG already holds more than 86% of Finansbank’s ordinary shares.

The price per share at which IFC will acquire from NBG the said ordinary shares of Finansbank will be equal to the price which will be paid by NBG to minority investors  of Finansbank in the context of the mandatory public tender offer and  following the implementation of  the relevant decisions of the Turkish Capital Markets Board.

Athens, 24 January, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)
Vice Chairman – Deputy Chief Executive Officer

Date : 25th January, 2007